UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 17, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raptor Pharmaceutical Corp.

File No. 0-25571 - CF#32945

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Raptor Pharmaceutical Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 8, 2015.

Based on representations by Raptor Pharmaceutical Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 20, 2025
Exhibit 10.1	through August 20, 2025
Exhibit 10.2	through August 20, 2025
Exhibit 10.3	through August 20, 2025
Exhibit 10.4	through August 20, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary